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Washington, DC

April 17, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Liquidation and Dissolution of a Subsidiary dated April 16, 2007

Thank you very much for your attention.

Yours truly,

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

April 16, 2007

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Liquidation and Dissolution of a Subsidiary

Notice is hereby given that at the meeting of its Board of Directors held on April 16, 2007, the Company resolved to liquidate and dissolve its subsidiary, Belluna Korea Co., Ltd., as described below.

Description

1. Reason for Liquidation and Dissolution

In October, 2002, Belluna Korea Co., Ltd. was established as a base of mail order business in South Korea. Although the business had been suspended from fiscal year ended December 31, 2005, the decision was made to liquidate and dissolve the company as there is no possibility of resumption for the moment.

2. Outline of Belluna Korea Co., Ltd.

(1) Address:	Shinhan bldg. 5F, 81-15 Nonhyun-dong, Gangnam-gu, Seoul, Korea
(2) President:	Sadamu Nemoto
(3) Capital:	KRW 500 million
(4) Major Shareholder:	100% owned by Belluna Co., Ltd.

3. Schedule

Dissolution of the company will be finished in April, 2008.

4. Perspective

As outstanding loan in equivalent losses caused by this liquidation and dissolution has been recorded in the result of fiscal year ended March 31, 2006, there will be minor impact on the Company's consolidated and non-consolidated performances of fiscal year ended March 31, 2007. Also, there will be no impact on the performances of fiscal year ending March 31, 2008.

- END -

END